SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549



                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                   109178 10 3
                                 (CUSIP Number)


                                December 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule  13d-1(b)

     [ ]  Rule  13d-1(c)

     [x]  Rule  13d-1(d)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                               SCHEDULE  13G/A
CUSIP No. 109178 10 3

1     NAME  OF  REPORTING  PERSONS
      I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (entities  only)

      Ben  M.  Brigham

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (See  Instructions)                                       (a)  [ ]
                                                                (b)  [ ]

3     SEC  USE  ONLY

4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      USA

                     5  SOLE  VOTING  POWER
                        1,838,514
   NUMBER OF
    SHARES           6  SHARED  VOTING  POWER
 BENEFICIALLY           1,893,378(1)
   OWNED BY
     EACH            7  SOLE  DISPOSITIVE  POWER
   REPORTING            1,838,514
    PERSON
     WITH            8  SHARED  DISPOSITIVE  POWER
                        1,893,378(1)

9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       3,731,892(1)

10     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See  Instructions)                                            [ ]

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
       23.3%(2)

12     TYPE  OF  REPORTING  PERSON  (See  Instructions)
       IN


------------------
(1) Of the 3,731,892 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,818,514 shares are owned by Ben M. Brigham; 20,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,809,010 shares are owned by Anne L. Brigham, 100 shares are subject to currently exercisable stock options held by Ann L. Brigham; 27,022 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

(2) Based on 15,977,543 shares of Common Stock outstanding as of December 31, 2000.


                                Page 2 of 8 Pages

                               SCHEDULE  13G/A
CUSIP No. 109178 10 3

1     NAME  OF  REPORTING  PERSONS
      I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (entities  only)

      Anne  L.  Brigham

2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (See  Instructions)                                       (a)  [ ]
                                                                (b)  [ ]

3     SEC  USE  ONLY

4     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      USA

                     5  SOLE  VOTING  POWER
                        1,809,110
   NUMBER OF
    SHARES           6  SHARED  VOTING  POWER
 BENEFICIALLY           1,922,782(1)
   OWNED BY
     EACH            7  SOLE  DISPOSITIVE  POWER
   REPORTING            1,809,110
    PERSON
     WITH            8  SHARED  DISPOSITIVE  POWER
                        1,922,782(1)

9      AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
       3,731,892(1)

10     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       (See  Instructions)                                            [ ]

11     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9
       23.3%(2)

12     TYPE  OF  REPORTING  PERSON  (See  Instructions)
       IN

(1) Of the 3,731,892 shares of Common Stock reported herein by Anne and Ben Brigham, who are husband and wife, 1,818,514 shares are owned by Ben M. Brigham; 20,000 shares are subject to currently exercisable stock options held by Ben M. Brigham, 1,809,010 shares are owned by Anne L. Brigham, 100 shares are subject to currently exercisable stock options held by Ann L. Brigham; 27,022 shares are owned by Brigham Parental Trust I (of which Anne and Ben Brigham are the trustees); 28,246 shares are owned by Brigham Parental Trust II (of which Anne and Ben Brigham are the trustees); and 29,000 shares are held by David T. Brigham, as custodian for each of Mr. and Mrs. Brigham's four children.

(2) Based on 15,977,543 shares of Common Stock outstanding as of December 31, 2000.


                                Page 3 of 8 Pages

ITEM  1.

(a)     Name  of  Issuer:  Brigham  Exploration  Company

(b) Address of Issuer=s Principal Executive Offices: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

ITEM  2.

(a)     Name  of  Persons  Filing:  Anne  L.  Brigham  and  Ben  M.  Brigham

(b) Address of Principal Business Office: 6300 Bridge Point Parkway, Bldg. 2, Suite 500, Austin, Texas 78730

(c)     Citizenship:  USA

(d)     Title  of  Class  of  Securities:  Common  Stock,  $0.01  Par  Value

(e)     CUSIP  Number:  109178  10  3


ITEM  3.  If  this  statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c),  check  whether  the  person  filing  is  a:

(a)     [ ]     Broker  or  dealer  registered  under  section 15 of the Act (15
                U.S.C.  78o).

(b)     [ ]     Bank  as  defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)     [ ]     Insurance  company as defined in section 3(a)(19) of the Act (15
                U.S.C.  78c).

(d)     [ ]     Investment  company registered under section 8 of the Investment
                Company  Act  of  1940  (15  U.S.C.  80a-8).

(e)     [ ]     An investment  adviser in accordance with 240.13d-1(b)(1)(ii)(E)

(f)     [ ]     An  employee  benefit  plan or endowment fund in accordance with
                240.13d-1(b)(1)(ii)(F);

(g)     [ ]     A  parent  holding  company or control person in accordance with
                240.13d-1(b)(1)(ii)(G);

(h)     [ ]     A savings  association as defined in Section 3(b) of the Federal
                Deposit  Insurance  Act  (12  U.S.C.  1813);

(i)     [ ]     A  church  plan  that  is  excluded  from  the  definition of an investment  company  under  section  3(c)(14) of  the Investment
                Company Act of 1940 (15  U.S.C.  80a-3);

(j)     [ ]     Group,  in  accordance  with  240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.   [ ]


                                Page 4 of 8 Pages

ITEM  4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)     Amount  beneficially  owned:  3,731,892

     (b)     Percent  of  class:  23.3%  (See  footnote  2  on  page  2)

     (c) Power to vote or direct the vote and dispose or to direct the disposition of the securities:

             Ben M. Brigham and Anne L. Brigham have the sole power to vote or direct the vote and dispose or to direct the disposition of 1,838,514 and 1,809,110 shares of Common Stock, respectively. Ben M. Brigham and Anne L. Brigham have shared power to vote or direct the disposition of 1,893,378 and 1,922,782 shares of Common Stock, respectively. See footnote 1 on page 2.

ITEM  5.  OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

     Not  applicable.

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF OF ANOTHER PERSON

     Not  applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

     Not  applicable.

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

     Not  applicable.

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

     Not  applicable.

ITEM  10.  CERTIFICATION

     Not  applicable.


                                Page 5 of 8 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2001                      /s/  BEN M. BRIGHAM
                                              --------------------------------
                                                   Ben M. Brigham



Date:  February 14, 2000                      /s/  ANNE L. BRIGHAM
                                              --------------------------------
                                                   Anne L. Brigham


                                Page 6 of 8 Pages

                                 EXHIBIT  INDEX
                                 --------------


                                    EXHIBIT
                                    -------

1.     Joint  Filing  Agreement


                                Page 7 of 8 Pages